March 3, 2025

Shaoke Li
Chief Executive Officer
DT Cloud Acquisition Corporation
30 Orange Street
London, United Kingdom, WC2H 7HF

       Re: DT Cloud Acquisition Corporation
           Preliminary Proxy Statement on Schedule 14A
           Filed February 21, 2025
           File No. 001-41967
Dear Shaoke Li:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Ronnie Li